UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-1
Statement of Eligibility and Qualification Under the
Trust Indenture Act of 1939 of a Corporation
Designated to Act as Trustee
☒      Check if an application to determine eligibility of a trustee pursuant to section 305(b)(2)
Deutsche Bank National Trust Company
(Exact name of trustee as specified in its charter)

300 South Grand Avenue Los Angeles, California 90071 (Address of principal executive offices)	13-3347003 (I.R.S. Employer Identification No.)
Hancock Fabrics, Inc.
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	64-0740905 (I.R.S. Employer Identification No.)

One Fashion Way Baldwyn, MS (Address of principal executive offices)	38824 (Zip Code)
Hancock Fabrics, Inc.
$20,000,000 Floating Rate Senior Secured Notes & Warrants
(Title of the Indenture Securities)

Item 1. General Information.
Furnish the following information as to the trustee:
(a) Name and address of each examining or supervising authority to which it is subject.

NAME Office of the Comptroller of the Currency	ADDRESS 1114 Avenue of the Americas, Suite 3900 New York, New York 10036
(b) Whether it is authorized to exercise corporate trust powers.
Yes.
Item 2. Affiliations with Obligor
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.
Item 16. List of Exhibits
Exhibit 1 —
Articles of Association as amended on April 15, 2002*
Exhibit 2 —
Certificate of the Comptroller of the Currency dated March 11, 2004*
Exhibit 3 —
Certification of Fiduciary Powers dated March 11, 2004*
Exhibit 4 —
Existing By-Laws of Deutsche Bank National Trust Company as amended dated May 21, 2003*
Exhibit 5 —
Not Applicable.
Exhibit 6 —
Consent of Deutsche Bank National Trust Company required by Section 321(b) of the Act.
Exhibit 7 —
Reports of Condition of Deutsche Bank National Trust Company, dated as of March 31, 2008. Copy attached separately.

*	Incorporated by reference to Registration Number 333-113187

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank National Trust Company, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 10th day of July, 2008.

Deutsche Bank National Trust Company
By:	/s/ George Kubin
George Kubin
Vice President